ERIC M. HELLIGE

 Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

December 17, 2020

VIA EDGAR

Ms. Beverly Singleton

Ms. Melissa Raminpour

Ms. Erin Purnell

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	ComSovereign Holding Corp.

Amendment No. 2 to

Registration Statement on Form S-1

Filed December 10, 2020

File No. 333-248490

Ladies and Gentlemen:

On behalf of our client, ComSovereign Holding Corp., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2020.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated December 15, 2020 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised Amendment No. 3 to update other disclosures in the Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

Securities and Exchange Commission

December 17, 2020

The Company has asked us to convey the following responses to the Staff:

Registration on Form S-1, Amendment No. 2

Prospectus Summary

Reverse Stock Split, page 4

1.	We note you will effect a 1-for-3 reverse stock split of your common stock following effectiveness of the registration statement and prior to the closing of the offering. We further note all information presented in the filing, other than in the financial statements and the notes thereto, assumes the reverse stock split. Please provide pro forma earnings per share data in your financial statements and notes giving effect to the reverse stock split. In this regard, the statements of operations for the year ended December 31, 2019 at page F-4 and for the subsequent nine months period ended September 30, 2020 at page F¬44 should be expanded to include pro forma earnings (loss) per share data on the face of the statement with additional disclosure in the footnotes as to its computation. Reference is made to SAB Topic 1.B.2.

Response:	The Company has revised its statements of operations data for the year ended December 31, 2019 and for the nine-month period ended September 30, 2019 to add pro form earnings per share data giving effect to the proposed one-for-three reverse stock split, and has provided additional footnote disclosure as to its computations, as requested by the Staff. Please see pages F-4, F-42, F-44 and F-89 of the Registration Statement.

Selected Financial Information

2.	See the Consolidated Balance Sheet Data on page 8. Please also include the balance sheet data for the year ended December 31, 2019, similar to that provided in previous filings.

Response:	The Company has revised the consolidated balance sheet data on page 8 of the Registration Statement to include the applicable data at December 31, 2019. Please see page 8 of the Registration Statement.

Capitalization, page 34

3.	Please expand the second bullet at the top of the page to disclose the amount of gain or loss on conversion of the $10.4 million of debt that is reflected in the pro forma as adjusted column. Also, separately provide to us your computations at arriving at the stockholder equity balances for the pro forma as adjusted amounts of common stock, additional paid-in capital and accumulated deficit.

Response:	The Company has expanded the second bullet at the top of page 34 of the Registration Statement entitled “Capitalization” as requested by the Staff to disclose the amount of loss that will be recognized upon the repayment of indebtedness and the conversion of indebtedness that is reflected in the pro forma as adjusted column of the table. Please see page 34 of the Registration Statement.

Securities and Exchange Commission

December 17, 2020

The Company has set forth on Annex A hereto its computations in arriving at the stockholders’ equity balances for pro forma as adjusted amounts of common stock, additional paid in capital and accumulated deficit, as requested by the Staff.

Dilution, page 36

4.	Refer to the third paragraph with regards to your disclosure of as adjusted net tangible book value per share of $0.57. Based on the sale of 3,968,253 common shares within the Unit offering, the total outstanding shares used in this computation should approximate 51,907,458 common shares resulting in an as adjusted net tangible book value per share of $0.26 as shown in the dilution table. Please revise the paragraph accordingly.

Response:	The Company has revised the third paragraph under the caption “Dilution” on page 36 of the Registration Statement to correct the amount of its adjusted net tangible book value per share as shown in the dilution table, as requested by the Staff. Please see page 36 of the Registration Statement.

September 30, 2020 Unaudited Interim Financial Statements

Condensed Consolidated Statement of Operations, page F-44

5.	Please reclassify the line item gain on the sale of assets from the category of other income (expense) and include it within the category of total operating expenses, similarly to that shown in the audited statement of operations on page F-4. In addition it is not clear why the statement of cash flows for the comparative period January 10, 2019 (inception) to September 30, 2019, shown on page F-48, does not reflect an amount next to the line item gain on the sale of assets, similar to that included on the audited statement of cash flows at page F-7 and unaudited statement of operations on page F-44. Please revise or advise accordingly.

Response:	The unaudited condensed consolidated statement of operations for the three- and nine-month periods ended September 30, 2020 and 2019 on page F-44 of the Registration Statement and the unaudited consolidated statement of cash flows for the nine months ended September 30, 2019 on page F-48 of the Registration Statement have been revised in response to the Staff’s comments. The discussion of changes in other income and expenses for the nine-month period ended September 30, 2020 and 2019 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 41 and 43 of the Registration Statement had previously been revised accordingly.

* * *

Securities and Exchange Commission

December 17, 2020

As it is the goal of the Company to go to market with the offering contemplated by the Registration Statement on December 18, 2020 and to have the Form S-1 declared effective as soon as possible thereafter, the Company would greatly appreciate the Staff’s review of the Registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Hodges
ComSovereign Holding Corp.